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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1 )

Under the Securities Exchange Act of 1934

FOXHOLLOW TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
35166A103
(CUSIP Number)
Celia Colbert
Vice President, Secretary, and
Assistant General Counsel
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35166A103	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Merck & Co., Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	22-1109110

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Jersey

	7	SOLE VOTING POWER:

NUMBER OF		3,206,318

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,206,318

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,206,318

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 29,612,509 shares of common stock of FoxHollow Technologies, Inc. issued and outstanding on May 1, 2007, as reported in its Quarterly Report on Form 10-Q for the period ended March 31, 2007.

This Amendment No. 1 to Schedule 13D hereby amends and supplements the statement of beneficial ownership on Schedule 13D initially filed by the Reporting Persons on November 20, 2006 (the “Initial Statement”), relating to the common stock, par value $0. 001 per share (the “FoxHollow Common Stock”), of FoxHollow Technologies, Inc., a Delaware corporation (“FoxHollow”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Initial Statement.
ITEM 4.      PURPOSE OF TRANSACTION
The following information is hereby added to Item 4:
On July 21, 2007, FoxHollow entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ev3 Inc., a Delaware corporation (“ev3”), and Foreigner Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of ev3 (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into FoxHollow (the “Merger”), with FoxHollow continuing as the surviving company and a direct wholly owned subsidiary of ev3 following the transaction.
Concurrently and in connection with the execution of the Merger Agreement, Merck entered into a voting agreement with ev3 (the “Voting Agreement”), pursuant to which Merck agreed to vote its shares of FoxHollow common stock in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against certain transactions or certain actions that would delay, prevent or nullify the Merger or the transactions contemplated by the Merger Agreement. The Voting Agreements will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement.
A copy of the Voting Agreement is attached as Exhibit 7.03 hereto and the foregoing summary is qualified in its entirety by reference thereto.
Concurrently and in connection with the execution of the Merger Agreement, Merck, FoxHollow and ev3 entered into an Amendment, Waiver, Consent and Assumption Agreement (the “Amendment, Waiver, Consent and Assumption Agreement”). Pursuant to the Amendment, Waiver, Consent and Assumption Agreement, among other things:
(i)      Merck agreed effective upon the closing of the Merger to waive any right to terminate the Amended and Restated Collaboration and License Agreement as a result of the Merger;
(ii)      the parties agreed to exclude FoxHollow’s current Chief Executive Officer’s departure as a corporate officer from the events triggering Merck’s ability to terminate the Amended and Restated Collaboration and License Agreement, but retained such right in the event he is no longer on the board of directors, except in the event of death or disability;
(iii)      ev3 agreed to cause FoxHollow to continue to perform under the Amended and Restated Collaboration and License Agreement and directly assumed the exclusivity obligations of the Amended and Restated Collaboration and License Agreement;
(iv)      Merck agreed to terminate certain rights under the Stock Purchase Agreement including its board approval rights over certain corporate actions as well as its anti-dilution rights.;

(v)      ev3 agreed to assume certain obligations of FoxHollow under the Stock Purchase Agreement, including FoxHollow’s obligation to honor Merck’s right of first offer to purchase additional securities to maintain its pro rata ownership;
(vi)      the parties agreed that upon completion of the Merger, Richard N. Kender will be appointed to ev3’s board of directors as a representative of Merck and will be considered one of FoxHollow’s four directors to be part of ev3’s board following the Merger; and
(vii)      in exchange for receiving registered shares of ev3’s common stock in the Merger, Merck has also agreed to terminate the Registration Rights Agreement.
A copy of the Amendment, Waiver, Consent and Assumption Agreement is attached as Exhibit 7.04 hereto and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The following information is hereby added to Item 6:
The information set forth in Items 3, 4 and 5 is incorporated herein by reference. Other than as described elsewhere in this Schedule 13D and as previously reported, the Reporting Person has no understandings, arrangements, relationships or contracts relating to FoxHollow Common Stock that are required to be described hereunder.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended and supplemented by adding the following:

7.03	Voting Agreement, dated as of July 21, 2007, by and between ev3 Inc. and Merck & Co., Inc.

7.04	Amendment, Waiver, Consent and Assumption Agreement dated as of July 21, 2007 by and among Merck & Co., Inc., FoxHollow Technologies, Inc., and ev3 Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 23, 2007

MERCK & CO., INC.
By:	/s/ Celia A. Colbert
	Name:	Celia A. Colbert
	Title:	Vice President, Secretary and Assistant General Counsel